Mail Stop 3561

August 18, 2005

Joel Kanter, President
Echo HealthcareAcquisition Corporation
8000 Towers Crescent Drive
Suite 1300
Vienna, Virginia 22182

> **RE:** **Echo Healthcare Acquisition Corporation**
> **Registration Statement on Form S-1**
> **File No. 333-126650**

Dear Mr. Kanter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note you have filed a Form D, notice of sales of securities pursuant to Regulation D, on July 22, 2005. Please disclose the date of the sales of the securities covered by the Form D. Also, please address the impact of the public offering of the securities covered by this registration statement, which began when the Form S-1 was filed, on the offers and sales under Regulation D. If you do not believe the public offering constitutes general solicitation or general

advertising with regard to the Regulation D offering, please explain in Item 26. See Item 701(d) of Regulation S-K.

2. Prior to the effectiveness of the company's registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

3. Tell us the factors you considered in determining to value this offering at $75,000,000 and offer the units at $8.00 per unit. What factors did you consider when determining that you might need $67,500,000 in the trust fund to effect the business combination contemplated by the registration statement? Have you identified or been provided with the identity of or had any direct or indirect contact with potential acquisition candidates? If management, the directors, or any affiliate, agent or other representative has already taken direct or indirect measures to locate a target business, or unaffiliated entities have approached you with possible candidates, please disclose this information or advise us supplementally. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration or contemplation," as you disclose on in the summary, but are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. Given management's extensive and high-level experience effecting acquisitions in the healthcare industry, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company's net assets is required to be disclosed.

4. Please explain the basis for your expectation that your securities will be listed on the AMEX. Explain how you will satisfy each criterion for at least one of the listing standards. Please include a discussion of all of the quantitative standards, *e.g.*, number of public shareholders.

5. Disclosure indicates that you might acquire "one or more domestic or international assets." Clarify your use of the phrase "one or more domestic or international assets" throughout the prospectus.

6. We note that your initial business combination must be with a business with a fair market value of at least 80% of your net assets at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company with a fair market value in any amount greater than 80% of your net assets at the time of acquisition. Also, disclose as to whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

7. In some locations in the prospectus, you use the term "existing stockholders" while, elsewhere, you use the term "initial stockholders." Clarify your use of these phrases or revise your disclosure to use consistent phraseology for these individuals and/or entities

Prospectus Summary, page 1
The Company, page 1

8. Please specifically disclose the factual basis for, the context of all your beliefs, understandings, estimates, and opinions. This particularly pertains to your disclosure of all projections, statistics and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on market analyses, please disclose whether the source is publicly available. If the source is not available for no or nominal charge, you are advised that the company must provide a consent for it's' use or adopt the information as the company's own. Also, please provide us with copies of all sources utilized for your disclosure of statistics. Some examples include the majority of the disclosure contained in the second paragraph beneath in "The Company" subsection. Refer also to disclosure contained on pages 32-33 in the "Proposed Business" section.

9. In light of the company's requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company's net assets, discuss how the company would be able to effectuate a business combination with more than one target business. In addition, add disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.

Securities Offered, page 2

10. Discuss, here and elsewhere in the prospectus as appropriate, the material factors that Roth Capital Partners will consider in determining whether to allow the common stock and warrants to begin trading separately prior to the 90th day after the date of the prospectus. To the extent that Roth Capital may shorten the timeframe within which the securities may begin separate trading, disclose the circumstances under which Roth Capital may shorten such timeframe. We may have further comment.

Redemption, page 3

11. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by Roth Capital Partners as a result of the exercise of the Underwriters' option, and if so, discuss the conflicts of interest that result from the ability of Roth Capital Partners to consent before the company can exercise its redemption rights. Alternatively, if

such warrants are not included, discuss the reasons why such warrants are not included.

12. With a view toward disclosure, tell us whether or not there is a weekly trading volume condition imposed on the company's ability to redeem the outstanding warrants.

Management Warrant Purchase, page 3

13. Disclose the method by which the company determined that Joel Kanter and/or his designees would purchase up to an aggregate of $750,000 worth of your warrants in the open market. Also, clarify if this agreement to purchase warrants is limited to the value disclosed. If there is no limitation to the number of warrants Mr. Kanter or his designees may purchase in the open market, then so disclose. In addition disclose, if true, that such purchases will have the effect of stabilizing the market price.

14. Disclosure indicates that the warrants that are required to be purchased by Mr. Kanter or his designees will not be sold be these individuals until the consummate of a business combination. Please clarify this restriction on the "sale" of these warrants.

15. Clarify whether the warrants to be purchased by certain of the existing stockholders are to be purchased from the company or from Mr. Kanter, as a portion of the warrant purchase obligation. To the extent such shares are to be purchased from Mr. Kanter, please clarify the amounts or limitations, if any, placed upon such purchases, any timing aspects of such purchases, the reason for providing for such purchases, the process by which it is determined that such purchases will take place, and whether such purchases are consistent with the prohibition against sales of the Warrants prior to the consummation of a business combination.

Offering proceeds to be held in trust, page 4

16. Please explain here, and elsewhere as appropriate, your use of the term "no-shop provision."

Dilution, page 28

17. Please revise to include a tabular presentation showing the components of the denominator and numerator for the pro forma net tangible book value per share calculation.

Proposed Business, page 32

18. To the extent that the company has prioritized the industry segments with respect to preference, provide disclosure of such preferences, including a discussion of the reasons for such preferences.

19. Disclose, here and elsewhere as appropriate, whether you have identified specific desired attributes for potential acquisition candidates or developed any specific methodology for the selection of acquisition candidates. For example, what are the criteria you will take into consideration in determining whether to combine with a potential acquisition candidate? Will the company utilize EBITDA or some other financial measure? Please discuss the rationale behind the utilization of specific criteria.

20. On page 42, we note reference to "special advisors." Please identify your special advisors and describe the role to be played by these individuals or entities.

Description of Securities, page 61

21. Disclose whether the Board of Directors contemplates or plans to authorize a stock dividend.

Underwriting, page 65

22. Tell us whether Roth Capital Partners or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

23. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

24. If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and

when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Financial Statements
Notes to Financial Statements
Note C – Proposed Offering, F-8

25. We note your disclosure regarding the underwriter purchase option (UPO). Please expand your disclosure to describe all of the material terms of the UPO, including the who has the rights to convert (*i.e.*, the holder or the company), the exercise feature (i.e. physical, net cash, or net share settlement, etc.) contained in the option, the expected timing of the issuance of the purchase option, whether the option will be issued regardless of the status of the registration statement and, if so, when.

26. Considering the comment above, tell us in detail how you intend to account for the UPO in your financial statements. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment. The fair value of the UPO would appear to be material to your financial statements, please disclose its estimated fair value and the significant assumptions used to value the UPO. As applicable, expand MD&A to discuss the transaction and quantify the likely future effect on your financial condition and results of operations.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc. Richard H. Miller, Esq. (*by facsimile*)
   404-572-6999